SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              FirstMerit CV 6.5% B
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                                (Name of Issuer)

                                    Preferred
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                         (Title of Class of Securities)

                                    337915201
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                                 (CUSIP Number)

                                     9/30/99
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
                                |_| Rule 13d-1 (b)
                                |_| Rule 13d-1 (c)
                                |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 337915201                                              Page  of  pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Carret and Company, Inc.
    13-1995724
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|x|
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(3) SEC use only.

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(4) Citizenship or place of organization.

Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:

    (6) Shared voting power:

    (7) Sole dispositive power:

    (8) Shared dispositive power:
        32,300

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(9) Aggregate amount beneficially owned by each reporting person.

     32,300
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     7.77
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(12) Type of reporting person (see instructions).

     IA
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